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                                                                October 24, 2000




Thomas A. Jones, Esq.
United States Securities and Exchange Commission
450 Fifth Street, NW
Judiciary Plaza
Washington, DC 20549


         Re:  Withdrawal of Registration Statement on Form F-3 (No. 333-45270)

Dear Mr. Jones:

         Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, ASM International, N.V. hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form F-3, together with all exhibits thereto, Commission File No. 333-45270 (collectively, the "Registration Statement").

The Registration Statement was originally filed with the Securities and Exchange Commission on September 6, 2000. Pursuant to the Registration Statement, ASM International, N.V. proposed to register the resale of 5,463,414 common shares pursuant to an equity line agreement with Canadian Imperial Holdings, Inc.. The parties to the equity line have agreed to abandon the offering on the terms described in the equity line agreement and are negotiating a possible restructured transaction.

         No securities have been sold under the Registration Statement and all activity in pursuit of the offering has been discontinued. Accordingly, we request an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible. If you have any questions regarding the foregoing application for withdrawal, please contact Steven P. Emerick of Quarles & Brady, LLP, legal counsel to the Company in connection with the Registration Statement, at (602) 230-5517.

                                  Very truly yours,



                                  Rinse de Jong
                                  Chief Financial Officer
                                  ASM International, N.V.